Exhibit 24
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Jens Meyerhoff, Mary E. Gustafsson, Peter C. Bartolino, and Richard Mittermaier, and each of them, as such person?s true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in the undersigned?s name, place and stead, in any and all capacities, to execute, acknowledge, deliver and file Forms 3, 4, and 5, any amendments thereto, and any related filings required by Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, respecting securities of First Solar, Inc.

      This power of attorney shall be valid from the date hereof until revoked by the undersigned.

      IN WITNESS WHEREOF, the undersigned has executed this instrument as of this 19th day of March, 2010.


By:  /s/ Bruce Sohn
     Name: Bruce Sohn